                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   SCHEDULE 13D/A
                                   (RULE 13d-101)
                                  AMENDMENT NO. 1

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                      SPIROS DEVELOPMENT CORPORATION II, INC.
  -----------------------------------------------------------------------------
                                  (NAME OF ISSUER)


                 CALLABLE COMMON STOCK, PAR VALUE $0.001 PER SHARE
  -----------------------------------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)


                                    848 936 100
  -----------------------------------------------------------------------------
                                   (CUSIP NUMBER)


                                   CAM L. GARNER
                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                             DURA PHARMACEUTICALS, INC.
                                7475 LUSK BOULEVARD
                            SAN DIEGO, CALIFORNIA  92121
                                   (619) 457-2553
-------------------------------------------------------------------------------
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 DECEMBER 22, 1997
  -----------------------------------------------------------------------------
              (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                            (Continued on following pages)

----------------------------                      ---------------------------
 CUSIP NO.  848 936 100                  13D       Page 2 of 7 Pages
----------------------------                      ---------------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       DURA PHARMACEUTICALS, INC.
       IRS Employer Identification No.:  95-3645543
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)   / /   (b)   / /
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
        NUMBER                 6,325,000(1)
          OF        ------------------------------------------------------------
        SHARES        8   SHARED VOTING POWER
     BENEFICIALLY              0
       OWNED BY     ------------------------------------------------------------
      REPORTING       9   SOLE DISPOSITIVE POWER
        PERSON                 6,325,000(1)
         WITH       ------------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             6,325,000(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                             100%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Represents the total number of shares of Callable Common Stock of Spiros Development Corporation II, Inc. ("SDCII Common Stock") currently outstanding. Such shares are currently traded as units, 156,250 of which are currently held by Dura's Deferred Compensation Plan. Each unit consists of one Share of SDCII Common Stock and one warrant to purchase one-fourth of one share of Common Stock of Dura Pharmaceuticals, Inc. ("Dura"). However, pursuant to Dura's option, upon exercise Dura shall purchase all of the outstanding shares of SDCII Common Stock outstanding at the time of exercise of Dura's option. As a result, the above reported number of shares of SDCII Common Stock is subject to change, based upon the total number of SDCII Common Stock outstanding at the time of exercise.

ITEM 1.     SECURITY AND ISSUER

       The class of securities to which this Statement relates is the Callable Common Stock (the "SDCII Common Stock") of Spiros Development Corporation II, Inc., a Delaware corporation, ("SDCII") whose principal executive offices are at 7475 Lusk Blvd., San Diego, California 92121.

ITEM 2.     IDENTITY AND BACKGROUND

       Dura Pharmaceuticals, Inc., a Delaware corporation ("Dura") is the party filing this Statement. Dura's principal executive offices are located at 7475 Lusk Boulevard, San Diego, CA 92121, and its principal business is the development and marketing of respiratory pharmaceutical products and the development of a pulmonary drug delivery system.

       For information required by this Item 2 of Schedule 13D with respect to the executive offices and directors of Dura, reference is made to Attachment A to this Schedule 13D, which is incorporated herein by reference.

       During the last five years, neither Dura, nor to its best knowledge, any of the persons named on Attachment A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities, subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       As was previously reported, if Dura exercises its option to purchase all of the SDCII Common Stock (the "Purchase Option" or "Transaction"), the purchase price calculated on a per share basis (the "Purchase Option Exercise Price") will be as follows:

 IF THE SPIROS CORP. II COMMON STOCK IS ACQUIRED                           PURCHASE OPTION
 PURSUANT TO THE PURCHASE OPTION:                                           EXERCISE PRICE
 --------------------------------                                           --------------
 Before January 1, 2000................................................        $24.01

 On or after January 1, 2000 and on or before March 31, 2000...........         25.26
 On or after April 1, 2000 and on or before June 30, 2000..............         26.57
 On or after July 1, 2000 and on or before September 30, 2000..........         27.96
 On or after October 1, 2000 and on or before December 31, 2000........         29.41

 On or after January 1, 2001 and on or before March 31, 2001...........         31.10
 On or after April 1, 2001 and on or before June 30, 2001..............         32.88
 On or after July 1, 2001 and on or before September 30, 2001..........         34.77
 On or after October 1, 2001 and on or before December 31, 2001........         36.76

 On or after January 1, 2002 and on or before March 31, 2002...........         38.87
 On or after April 1, 2002 and on or before June 30, 2002..............         41.10
 On or after July 1, 2002 and on or before September 30, 2002..........         43.46
 On or after October 1, 2002 and on or before December 31, 2002........         45.95

       The Purchase Option Exercise Price may be paid in cash or shares of Dura Common Stock, or any combination of the foregoing, at Dura's sole discretion. Any such shares of Dura Common Stock will be valued based upon the average of the closing price for Dura Common Stock on the Nasdaq National Market for ten trading days immediately preceding the date of the Exercise Notice. Management currently expects that any cash payments will be derived from Dura's existing cash and cash equivalents.

ITEM 4.     PURPOSE OF TRANSACTION

       As was previously reported, the purpose of the Transaction is to acquire the rights to all products and product candidates developed or under development by SDCII pursuant to a certain Development Agreement dated December 22, 1997 between Dura and SDCII.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

       (a) As was previously reported, Dura beneficially owns an interest in 100% of the SDCII Common Stock outstanding at the time of Dura's exercise of the Purchase Option. Currently there are 6,325,000 shares of SDCII Common Stock outstanding, all of which are currently trading as a component of units (the "Units"), each Unit consisting of one share of SDCII Common Stock and one warrant (the "Warrants") to purchase one-fourth of one share of Dura Common Stock. Dura's Deferred Compensation Plan currently holds 156,250 Units.

       (b) Upon the closing of the Transaction, Dura shall have sole power to vote and dispose of all of the outstanding shares of SDCII Common Stock at the time of exercise. Currently there are 6,325,000 shares of SDCII Common Stock outstanding, all of which are trading as Units.

       (c)  Not applicable.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       As was previously reported, pursuant to SDCII's Amended and Restated Certificate of Incorporation (the "SDCII Certificate"), Dura, as the holder of all of the issued and outstanding special shares, par value $1.00 per share, of Spiros Corp. II (the "Special Shares"), has the right to purchase all, but not less than all, of the SDCII Common Stock outstanding at the time the Purchase Option is exercised. The Purchase Option will be exercisable by notice (the "Exercise Notice") given at any time beginning on December 22, 1997, the closing of the initial public U.S. and international offerings of the Units (the "Offerings") and ending on the earlier of (i) December 31, 2002 or (ii) the 90th day after the date SDCII provides Dura (as such holder) with quarterly financial statements of SDCII showing cash or cash equivalents of less than $5 million (the "Financial Notice"), although, following the receipt of the Financial Notice, Dura may elect to extend such period by providing additional funding for the continued development of certain products (the "Spiros Products") (but in no event beyond December 31, 2002).
If the Purchase Option is exercised, the purchase price calculated on a per share basis (the "Purchase Option Exercise Price") will be as follows:

 IF THE SPIROS CORP. II COMMON STOCK IS ACQUIRED                              PURCHASE OPTION
 PURSUANT TO THE PURCHASE OPTION:                                             EXERCISE PRICE
 --------------------------------                                             --------------
 Before January 1, 2000...................................................        $24.01

 On or after January 1, 2000 and on or before March 31, 2000..............         25.26
 On or after April 1, 2000 and on or before June 30, 2000.................         26.57
 On or after July 1, 2000 and on or before September 30, 2000.............         27.96
 On or after October 1, 2000 and on or before December 31, 2000...........         29.41

 On or after January 1, 2001 and on or before March 31, 2001..............         31.10
 On or after April 1, 2001 and on or before June 30, 2001.................         32.88
 On or after July 1, 2001 and on or before September 30, 2001.............         34.77
 On or after October 1, 2001 and on or before December 31, 2001...........         36.76

 On or after January 1, 2002 and on or before March 31, 2002..............         38.87
 On or after April 1, 2002 and on or before June 30, 2002.................         41.10
 On or after July 1, 2002 and on or before September 30, 2002.............         43.46
 On or after October 1, 2002 and on or before December 31, 2002...........         45.95

       The Purchase Option Exercise Price may be paid in cash or shares of Dura Common Stock, or any combination of the foregoing, at Dura's sole discretion. Any such shares of Dura Common Stock will be valued based upon the average of the closing price for Dura Common Stock on the Nasdaq National Market for ten trading days immediately preceding the date of the Exercise Notice.

       Dura owns all of the issued and outstanding Special Shares, which grants Dura the Purchase Option and confers certain voting and other rights, including the right to elect two of the five directors of SDCII. Under SDCII's Amended and Restated Certificate of Incorporation, SDCII will be prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Dura's rights under the Purchase Option. For example, until the expiration of the Purchase Option, SDCII will not be able to, among other things, without the consent of Dura, pay any dividends, issue additional shares of capital stock, have outstanding borrowings in excess of an aggregate of $1 million, or merge, liquidate or sell all or substantially all of its assets or alter the Purchase Option.

       On December 22, 1997 the Offerings closed pursuant to certain underwriting agreements dated December 16, 1997 by and between SDCII, Dura and the U.S. and International Underwriters (as hereinafter defined). The Offerings resulted in an issuance and sale of 6,325,000 Units (including the Units sold to the international and U.S. underwriters of the Offerings (the "Underwriters") as a result of the full exercise of their respective over allotment options) and net proceeds for SDCII of $94,156,000. The Units are listed on the Nasdaq National Market. The SDCII Common Stock and the Warrants comprising the Units will trade only as units through December 31, 1999 or such earlier date as the Purchase Option is exercised or expires unexercised (the "Separation Date"). It is expected that the SDCII Common Stock and the Warrants will be eligible for quotation after the Separation Date on the Nasdaq National Market. There can be no assurance that there will be an active trading market for the Units or that, after the Separation Date, there will be active trading markets for the SDCII Common
Stock or the Warrants.  The Dura Common Stock is quoted on the Nasdaq
National Market.

       In accordance with the terms of the SDCII Certificate, the holders of the Callable Common Stock will be obligated to sell such shares to Dura upon exercise of the Purchase Option. These stockholders have no investment discretion in connection with Dura's purchase of such outstanding shares of SDCII Common Stock, and title to the SDCII Common Stock automatically vests in Dura on the closing of the Transaction.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       99.1* Amended and Restated Certificate of Incorporation of SDCII as filed with the Secretary of State of Delaware on December 18, 1997.

       99.2* U.S. Purchase Agreement dated December 16, 1997 by and between Dura, SDCII and the U.S. Underwriter.

       99.3* International Purchase Agreement dated December 16, 1997 by and between Dura, SDCII and the international Underwriters.

       * These exhibits were previously filed as part of, and are hereby incorporated by reference to the same exhibits filed with the Registration Statement on Forms S-1/S-3 (Registration
               No. 333-37673/37673-01) by Spiros Development Corporation II, Inc./Dura Pharmaceuticals, Inc. on October 10, 1997, as amended.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 26, 1999                               DURA PHARMACEUTICALS, INC.

                                             By:  /s/ Mitchell R. Woodbury
                                                -----------------------------
                                             Title:  Senior Vice President





ATTENTION:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).13

                                    ATTACHMENT A

                        EXECUTIVE OFFICERS AND DIRECTORS OF
                             DURA PHARMACEUTICALS, INC.

     The names and titles of the executive officers and the names of the directors of Dura Pharmaceuticals, Inc. are set forth below. If no address is given, the director's or executive officer's business address is that of Dura Pharmaceuticals, Inc. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Dura Pharmaceuticals, Inc. and each individual is a United States Citizen. Also included below are the executive officers' and directors' interest in securities of SDCII which does not currently include any ownership of the SDCII common stock identified in
Item 1 but rather includes ownership of options to purchase shares of SDCII common stock and ownership of Units. Each of the persons identified below has sole power to vote or dispose of their respective securities. There were no transactions in the securities that were effected during the past 60 days. All of the options set forth below are granted pursuant to SDCII's 1997 Stock Option Plan. None of the options are currently exercisable. None of the options vest until 5 years from the grant date. However, vesting of the options accelerate upon Dura's exercise of the Purchase Option.

                                                                                           INTEREST IN SECURITIES OF SDCII
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                          EXERCISE      GRANT
                                           POSITION;                                                      PRICE OF     DATE OF
    EXECUTIVE OFFICERS             PRESENT PRINCIPAL OCCUPATION                    UNITS       OPTIONS    OPTIONS      OPTIONS
-------------------------------------------------------------------------------------------------------------------------------
 Cam L. Garner           Chairman of the Board and Chief Executive Officer         13,250       87,000     $14.00      12-16-97

 David S. Kabakoff       President, Dura Technologies                              10,660       71,000     $14.00      12-16-97

 Robert S. Whitehead     President                                                              10,000     $15.88        2-2-98
                                                                                                40,000     $14.50       7-10-98
 Julia Brown             Executive Vice President                                   6,000       27,000     $14.00      12-16-97

 Charles W. Prettyman    Senior Vice President, Clinical Development and                        38,000     $14.00      12-16-97
                           Regulatory Affairs

 Mitchell R. Woodbury    Senior Vice President, General Counsel and                             27,000     $14.00      12-16-97
                           Secretary

 Lloyd E. Flanders       Senior Vice President, Program Management and R&D                      45,000     $14.00       6-19-98
                           Planning

 Michael T. Borer        Senior Vice President and Chief Financial Officer          8,000       20,000     $14.00       8-27-98

                                                                                           INTEREST IN SECURITIES OF SDCII
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       EXERCISE      GRANT
                                           POSITION;                                                   PRICE OF     DATE OF
    DIRECTORS                     PRESENT PRINCIPAL OCCUPATION                  UNITS       OPTIONS    OPTIONS      OPTIONS
-------------------------------------------------------------------------------------------------------------------------------
 James C. Blair          General Partner, Domain Associates                       --           --           --           --

 Herbert J. Conrad       Private Consultant                                       --           --           --           --

 Joseph C. Cook, Jr.     Chairman and Chief Executive Officer,                    --           --           --           --
                            Amylin Pharmaceuticals, Inc.

 Cam L. Garner           Chairman of the Board and Chief Executive Officer,     13,250       87,000       $14.00      12-16-97
                            Dura Pharmaceuticals, Inc.

 David F. Hale           President and Chief Executive Officer, Women First       --           --           --           --
                            Health Care, Inc.

 David S. Kabakoff       President, Dura Technologies,                          10,660       71,000       $14.00      12-16-97
                            Dura Pharmaceuticals, Inc.

 Gordon V. Ramseier      Executive Director, The Sage Group                       --           --           --           --

 Charles G. Smith        Private Consultant                                       --           --           --           --
                                                                                  --           --           --           --